Airbee Wireless, Inc.
9400 Key West Avenue, Suite 100
Rockville, MD 20850
(301) 517-1860

December 21, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:          Airbee Wireless, Inc.
Registration Statement on Form SB-2 filed on September 29, 2006, as amended October 2, 2006 and as further amended November 17, 2006
File No. 333-137715

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), please consider this correspondence as an application to the United States Securities and Exchange Commission (the “Commission”) for an order permitting Airbee Wireless, Inc. (the “Registrant”) to withdraw the Registration Statement on Form SB-2 filed by the Registrant on September 29, 2006. The Registrant is requesting withdrawal because the Registrant has determined that the Stock Purchase Agreement between the Registrant and Montgomery Equity Partners has conditions precedent which has not been completed and as such, the registration statement cannot be made effective.

No securities were sold in connection with the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

The Registrant further requests that all fees paid to the Commission with the filing of the Registration statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact Brian A. Pearlman, Esq., legal counsel to the Registrant at 954- 713-7615. Please provide a copy of the order consenting to this withdrawal to Mr. Pearlman by Facsimile at 954-713-7715.

Sincerely,

/s/ E. Eugene Sharer__________
E. Eugene Sharer
President and Chief Operating Officer